1 - ORGANIZATION

BPU Investment Management, Inc. was incorporated in September 1985 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor with the Securities and Exchange Commission ("SEC").

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Pittsburgh as well as two additional branch offices in Greensburg and Uniontown, Pennsylvania. The Company executes principal and agency securities transactions, provides investment banking services, and manages investment portfolios.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of BPU Investment Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from those estimates that were used.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis generally the third business day following the trade date. In the opinion of management, the difference in settlement date versus trade date recording is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurement.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing organizations. Those organizations are located in Pennsylvania and Massachusetts (financial institutions) and New Jersey (clearing organizations). The accounts maintained are insured either by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with those accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurements and Disclosures. Proprietary securities transactions are recorded on a settlement date basis. Securities owned are held in accounts with the Company's clearing broker and a mutual fund company. The securities accounts are insured by SIPC up to $500,000.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is estimated over the estimated useful lives of the assets on accelerated methods for financial reporting purposes. Depreciation expense for the year ended December 31, 2015 amounted to approximately $36,900.

Investment Management Fees

Investment management fees charged to customers are billed quarterly in advance and recognized on a pro rata basis over the quarter as earned.

Advertising and Marketing Costs

Advertising and marketing costs are charged to operations when the event takes place. Advertising and marketing expense was approximately $159,600 in 2015.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax rates. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax penalties and interest as a result of such a challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the filing date.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2015 and through February 25, 2016, the date the financial statements were issued.

3 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1:   inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2:   inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3:   are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3 - FAIR VALUE MEASUREMENTS (Continued)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equities are valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at December 31, 2015.

The following table summarizes the valuation of the assets and liabilities by the fair value hierarchy as described above as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Equity securities	$ -	$ -	$ 2,630	$ 2,630
Liabilities:				
Securities sold, not yet purchased:				
Equity securities	$ 37,751	$ -	$ -	$ 37,751

There were no transfers between Level 1 and Level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2015:

	Balance January 1, 2015	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2015
Equity securities	$ 2,848	$ (218)	$ -	$ 2,630

4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consisted of the following:

Receivable from Broker-Dealers	$	49,277
Payable to Broker-Dealers	$	5,104
Deposits with Clearing Organizations	$	100,000
Fees and Commissions Receivable		185,221
	$	285,221
Payable to Clearing Organizations	$	19,229

5 - EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling approximately $27,700 was recognized by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000, which was fully available at December 31, 2015. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus .5% (4% at December 31, 2015). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

7 - COMMITMENTS

Leases

The Company leases office space and equipment under several short-term and long-term agreements that expire in various years through 2019. Certain of the leases provide for renewal options. The leases are classified as operating leases. The lease agreements call for monthly base rents of approximately $35,000 at December 31, 2015. Currently the Company receives a monthly credit of approximately $4,000 for space not used in the Pittsburgh location, reducing the monthly base rents to approximately $31,000. Certain of the office space leases contain provisions for

7 - COMMITMENTS (CONTINUED)

Leases (continued)

additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2015, rent expense under the leases was approximately $417,400 which is included under the captions "Occupancy and Equipment" and "Other Expenses" in the accompanying statement of income.

Approximately minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2015 for each of the next four years and in the aggregate are:

Year Ending December 31,		
2016	$	417,652
2017		430,679
2018		416,060
2019		103,588
	$	1,367,979

Affiliation Agreement

In 2015, the Company entered into a new affiliation agreement to provide certain financial services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on investment banking or other services generated by the affiliate. For the year ended December 31, 2015, the Company earned approximately $29,500 of revenue and incurred approximately $9,200 of fees under this agreement, which are included in the accompanying statement of income.

8 - RELATED PARTY TRANSACTIONS

The Company occasionally makes loans and advances to certain of its officers and employees. At December 31, 2015, officer and employee loans and advances totaling approximately $110,300 were outstanding and are included in the statement of financial condition under the caption "Loans and Advances Receivable - Officers and Employees". The loans and advances are due on demand and have interest rates of 1.36% and 0.20% per annum. For the statement of cash flows, cash flows from employee advances are considered operating activities, and cash flows from officer loans are considered investing activities.

9 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2015, the Company's net capital under the uniform net capital rule was approximately $150,500,

9 - NET CAPITAL REQUIREMENTS (CONTINUED)

which exceeded the minimum capital requirements by approximately $100,500. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 2 to 1.

10 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the financial statements.